Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	39 weeks ended	13 weeks ended
	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008	December 30, 2007	April 2, 2007

Fixed charges as defined:
Interest expense	$208,319	$236,004	$121,167	$153,280	$124,504	$39,079
One-third of non-cancelable lease rent	3,771	4,071	1,756	1,654	784	501

Total fixed charges (A)	$212,090	$240,075	$122,923	$154,934	$125,288	$39,580

Eanings as defined:
Earnings (loss) before income taxes	$(24,811)	$29,436	$24,880	$(1,545)	$(23,963)	$(60,365)
Add fixed charges	212,090	240,075	122,923	154,934	125,288	39,580

Earnings and fixed charges (B)	$187,279	$269,511	$147,803	$153,389	$101,325	$(20,785)

Ratio of earnings to fixed charges: (B/A)	NM (1)	1.12x	1.20x	NM (1)	NM (1)	NM (2)

(1)
The Successor's earnings for the fiscal years ended December 25, 2011, December 28, 2008 and the 39 weeks ended December 30, 2007 were insufficient to cover fixed charges by $24.8 million, $1.5 million and $24.0 million, respectively. For periods where earnings are insufficient to cover fixed charges, the ratio of earnings to fixed charges is not meaningful ("NM").

(2)	The Predecessor's earnings for the 13 weeks ending April 2, 2007 were insufficient to cover fixed charges by $60.3 million.